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                             December 23, 2021

       Steve Berman
       Chief Executive Officer
       On4 Communications, Inc.
       44 West 44th Street
       New York, NY 10036

                                                        Re: On4 Communications,
Inc.
                                                            Offering Statement
on Form 1-A
                                                            Filed December 8,
2021
                                                            File No. 024-11747

       Dear Mr. Berman:

               We have reviewed your offering statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to this letter by amending your offering statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response. After reviewing any amendment to your offering statement and the information you provide in response to these comments, we may have additional comments.

       Form 1-A filed December 8, 2021

       Offering Summary, page 6

   1. We note that the company commenced a prior offering in July 2021. Please disclose the number of shares sold,
the amount raised, and how the company used funds from the prior offering.
       Securities Being Offered, page 31

   2. Please disclose the material terms of the common stock being offered. Disclose the number of authorized
common stock and the voting rights of the holders of common
                                                        stock. Clarify your
reference on page 6 that the holders of common stock will have "full voting rights." Please
file the bylaws and the articles of incorporation or provide a hyperlink to those
documents.
 Steve Berman
FirstName LastNameSteve
On4 Communications,  Inc. Berman
Comapany23,
December  NameOn4
              2021 Communications, Inc.
December
Page 2    23, 2021 Page 2
FirstName LastName
Security Ownership of Management and Certain Securityholders, page 31

3. Please update the beneficial ownership table to reflect the most recent practicable date, as required by Item 12 of Form 1-A. We note that the chart is provided as of July 31,
         2021. Also, please include a column in the chart and disclosure on the cover page indicating the voting power held by Mr. Berman.
Financial Statements, page 35

4. Please revise your references to October 31, 2021 and the three months ended July 31,
         2021. These periods do not correspond to the financial statements you provided in the offering statement.
        We will consider qualifying your offering statement at your request. In connection with your request, please confirm in writing that at least one state has advised you that it is prepared to qualify or register your offering. If a participant in your offering is required to clear its compensation arrangements with FINRA, please have FINRA advise us that it has no objections to the compensation arrangements prior to qualification.

        We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

        Please contact Olivia Bobes, Law Clerk, at (202) 551-7361 or Jan Woo, Legal Branch
Chief, at (202) 551-3453 with any questions.



                                                               Sincerely,

                                                               Division of
Corporation Finance
                                                               Office of
Technology
cc:      Matheau Stout, Esq.